Exhibit 99.1

Fury Closes First Tranche of Non-Brokered Private Placement

Vancouver, Canada – October 6, 2021 – Fury Gold Mines Limited (TSX: FURY)(NYSE American: FURY) (“Fury” or the “Company”) announces that the Company has closed the first tranche of its non-brokered private placement announced on September 22, 2021 (the “Placement”).

The Company issued 5,085,670 units at a price of CAD$0.75 per unit for gross proceeds of CAD$3,814,253. Each unit consists of one common share of Fury (a “Common Share”) and one common share purchase warrant (each, a “Warrant”) entitling the holder to purchase one Common Share (“Warrant Share”) at a price of CAD$1.20 for a period of three (3) years from today. The expiry date of the Warrants can be accelerated to 30 days with notice from the Company should the Common Shares trade after the expiry of the four-month hold period at a price equal to or greater than CAD$1.50 for 20 consecutive trading days. All Common Shares issued and Warrant Shares are subject to a hold period in Canada expiring four months from today in accordance with Canadian securities laws. The Company has received conditional approval from the Toronto Stock Exchange and the NYSE American for the issuance of an aggregate of 7,578,117 Units, inclusive of the 5,085,670 Units issued today and targets completion of one or more additional tranches within 10 days.

Net proceeds from the Placement will be used to fund continued exploration at the Company’s Eau Claire project in Quebec and for working capital.

None of the Common Shares, the Warrants or the Warrant Shares have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and will not be offered or sold in the United States other than pursuant to available exemptions from the registration requirements of the U.S. Securities Act. Any securities sold to investors in the United States will be “restricted securities” and subject to restrictions on resale under the U.S. Securities Act. This news appears as a matter of record only, these securities have been sold.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused gold exploration company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing exploration mining assets, Fury intends to grow and advance its multi-million-ounce gold platform through project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines Limited, visit www.furygoldmines.com ..

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas
Vice President, Investor Relations
Tel: (437) 500-2529
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language
This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"), which relate to the completion of the Placement, the future operations of the Company and other statements that are not historical facts. Forward-looking statements in this release reflect management's current estimates, expectations or beliefs regarding future events and so have inherent uncertainty and risk. Specific forward-looking statements contained in this release includes information relating to completion of additional tranches of the Placement.

Readers should refer to the risks discussed in the Company’s Base Shelf Prospectus and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place heavy reliance on forward-looking statements, which can speak only as of the date made.